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                                                                     EXHIBIT 4.6

                                AMENDMENT NO. 3
                                      TO
                     FROZEN FOOD EXPRESS INDUSTRIES, INC.
                  1992 INCENTIVE AND NONSTATUTORY OPTION PLAN


     1. Paragraph 2.1 of the Frozen Food Express Industries, Inc. 1992 Incentive and Nonstatutory Option Plan (the "Plan") is hereby amended by replacing the phrase "2,006,944 shares" in Paragraph 2.1 of the Plan with the phrase "2,306,944 shares."

     This Amendment No. 3 shall become effective as of February 11, 1999 if the Plan, as amended hereby, is approved by the affirmative vote of the holders of the majority of the shares of Common Stock of Frozen Food Express Industries, Inc. at its April 22, 1999 meeting of shareholders.